UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

SailPoint Technologies Holdings, Inc.

(Name of Issuer)

Common stock, par value $0.0001

(Title of Class of Securities)

78781P 105

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78781P 105	13G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Thoma Bravo Fund XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 33,010,236 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 33,010,236 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,010,236 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.9% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 87,054,305 shares of common stock outstanding after the Issuer’s initial public offering as indicated in the Issuer’s prospectus filed pursuant to rule 424(b)(4) under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the “Commission”) on November 17, 2017 (the “Prospectus”).

CUSIP No. 78781P 105	13G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Thoma Bravo Fund XI-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,578,511 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,578,511 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,578,511 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.0% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 87,054,305 shares of common stock outstanding after the Issuer’s initial public offering as indicated in the Prospectus.

CUSIP No. 78781P 105	13G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Thoma Bravo Executive Fund XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 728,269 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 728,269 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 728,269 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 87,054,305 shares of common stock outstanding after the Issuer’s initial public offering as indicated in the Prospectus.

CUSIP No. 78781P 105	13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Thoma Bravo Partners XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 50,317,016 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 50,317,016 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,317,016 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 87,054,305 shares of common stock outstanding after the Issuer’s initial public offering as indicated in the Prospectus.

CUSIP No. 78781P 105	13G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Thoma Bravo, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 50,317,016 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 50,317,016 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,317,016 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages calculated in this Schedule 13G are based upon an aggregate of 87,054,305 shares of common stock outstanding after the Issuer’s initial public offering as indicated in the Prospectus.

CUSIP No. 78781P 105	13G	Page 7 of 13 Pages

Item 1(a)	Name of Issuer:

SailPoint Technologies Holdings, Inc. (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are at 11305 Four Points Drive, Building 2, Suite 100, Austin, Texas 78726.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: Thoma Bravo Fund XI, L.P. (“TB Fund XI”), Thoma Bravo Fund XI-A, L.P. (“TB Fund XI-A”), Thoma Bravo Executive Fund XI, L.P. (“TB Exec Fund XI”), Thoma Bravo Partners XI, L.P. (“TB Partners XI”) and Thoma Bravo, LLC (“TB, LLC” and, collectively, the “Reporting Persons”)

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2018, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Thoma Bravo, LLC, 150 N. Riverside Plaza, Suite 2800, Chicago, Illinois 60606.

Item 2(c)	Citizenship:

TB Fund XI, TB Fund XI-A, TB Exec Fund XI, TB Partners XI and TB, LLC were organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e)	CUSIP Number:

78781P 105

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP No. 78781P 105	13G	Page 8 of 13 Pages

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned: In the aggregate, the Reporting Persons beneficially own 50,317,016 shares of Common Stock, of which 33,010,236 shares are held directly by TB Fund XI, 16,578,511 shares are held directly by TB Fund XI-A and 728,269 shares are held directly by TB Exec Fund XI.

TB Partners XI is the general partner of each of TB Fund XI, TB Fund XI-A and TB Exec Fund XI. TB, LLC is the general partner of TB Partners XI. In those capacities, TB Partners XI and TB, LLC may be deemed to share voting and dispositive power with respect to the Common Stock directly held by TB Fund XI, TB Fund XI-A and TB Exec Fund XI. An investment committee, acting by majority vote, shares voting and dispositive power with respect to the Common Stock beneficially held by TB, LLC. Each of TB Partners XI and TB, LLC disclaims beneficial ownership of the shares of Common Stock owned by TB Fund XI, TB Fund XI-A and TB Exec Fund XI except to the extent of its pecuniary interest therein.

(b)	Percent of class: In the aggregate, the Reporting Persons beneficially own 50,317,016 shares of Common Stock, or 57.8% of the total number of shares outstanding.

CUSIP No. 78781P 105	13G	Page 9 of 13 Pages

All percentages calculated in this Schedule 13G are based upon an aggregate of 87,054,305 shares of Common Stock outstanding after the Issuer’s initial public offering as indicated in the Prospectus.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired theSecurity Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

See Items 2(a) - 2(c).

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

THOMA BRAVO FUND XI, L.P.

By: Thoma Bravo Partners XI, L.P.
Its: General Partner

By: Thoma Bravo, LLC
Its: General Partner

By:	/s/ Lee M. Mitchell
Name:	Lee M. Mitchell
Title:	Managing Partner

THOMA BRAVO FUND XI-A, L.P.

By: Thoma Bravo Partners XI, L.P.
Its: General Partner

By: Thoma Bravo, LLC
Its: General Partner

By:	/s/ Lee M. Mitchell
Name:	Lee M. Mitchell
Title:	Managing Partner

THOMA BRAVO EXECUTIVE FUND XI, L.P.

By: Thoma Bravo Partners XI, L.P.
Its: General Partner

By: Thoma Bravo, LLC
Its: General Partner

By:	/s/ Lee M. Mitchell
Name:	Lee M. Mitchell
Title:	Managing Partner

[Signature Page to Schedule 13G]

THOMA BRAVO PARTNERS XI, L.P.

By: Thoma Bravo, LLC
Its: General Partner

By:	/s/ Lee M. Mitchell
Name:	Lee M. Mitchell
Title:	Managing Partner

THOMA BRAVO, LLC

By:	/s/ Lee M. Mitchell
Name:	Lee M. Mitchell
Title:	Managing Partner

[Signature Page Schedule 13G]

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of SailPoint Technologies Holdings, Inc. may be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2018

THOMA BRAVO FUND XI, L.P.

By: Thoma Bravo Partners XI, L.P.
Its: General Partner

By: Thoma Bravo, LLC
Its: General Partner

By:	/s/ Lee M. Mitchell
Name:	Lee M. Mitchell
Title:	Managing Partner

THOMA BRAVO FUND XI-A, L.P.

By: Thoma Bravo Partners XI, L.P.
Its: General Partner

By: Thoma Bravo, LLC
Its: General Partner

By:	/s/ Lee M. Mitchell
Name:	Lee M. Mitchell
Title:	Managing Partner

THOMA BRAVO EXECUTIVE FUND XI, L.P.

By: Thoma Bravo Partners XI, L.P.
Its: General Partner

By: Thoma Bravo, LLC
Its: General Partner

By:	/s/ Lee M. Mitchell
Name:	Lee M. Mitchell
Title:	Managing Partner

[Signature Page to Exhibit A to Schedule 13G]

THOMA BRAVO PARTNERS XI, L.P.

By: Thoma Bravo, LLC
Its: General Partner

By:	/s/ Lee M. Mitchell
Name:	Lee M. Mitchell
Title:	Managing Partner

THOMA BRAVO, LLC

By:	/s/ Lee M. Mitchell
Name:	Lee M. Mitchell
Title:	Managing Partner

[Signature Page to Exhibit A to Schedule 13G]